

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

<u>Via U.S. Mail</u>

Gus Rahim
Chief Financial Officer
Cellteck, Inc.
417 Exeter Road
London, ON N6E 2Z3 Canada

> **Re:** **Cellteck, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-53246**

Dear Mr. Rahim:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 8. Financial Statements</u>

<u>Statement of Changes in Stockholders' Equity - (deficiency), page F-5</u>

1. Please revise to present a Statement of Changes in Stockholders' Equity – (deficiency) for the year ended December 31, 2008. The current presentation fails to present a statement of stockholders' equity for that year. In that regard, what you

identify as the net loss for 2008 appears to be the net loss for 2009 and the accumulated deficit column does not appear to be mathematically accurate. Refer to Rule 8-02 of Regulation S-X.

2. As a related matter, please tell us why you have presented a statement of stockholders' equity for the December 2007 year end. Also, please have your auditor tell us how the statement of stockholders' equity for the December 2007 year end is considered in their audit report appearing on page F-2. Please note that under Article 2 of Regulation S-X each financial statement presented must be covered by the auditor's report.

Statement of Cash Flows, page F-6

3. Please tell us why there is no amount presented for the $40,000 decrease in accounts payable in 2009. Also, show us how the change in accounts payable-related parties for 2009 was determined. If you have netted changes in these two accounts, please tell us why net presentation on the statement of cash flows is appropriate under Topic 230 of the FASB Codification.

Note 4. Going Concern, page 9

4. With respect to the related party line of credit, please revise to (1) describe the specific nature of the related party relationships, (2) describe all significant terms and provisions of the credit line and (3) describe any perquisites or uncertainties regarding access to the credit. Refer to FASB ASC 850-10-50.

Item 9A. Controls and Procedures, page 18

5. While you disclose management's assessment that internal control over financial reporting was effective as of December 31, 2008, the filing does include management's assessment regarding internal control over financial reporting as of December 31, 2009. Accordingly, please amend to provide management's assessment of internal control over financial reporting as of December 31, 2009. Refer to Item 308T of Regulation S-K.

6. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting as of December 31, 2009 impacts its conclusions regarding the effectiveness of disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. Refer to Compliance and Disclosure Interpretation 115.02.

Exhibits 31.1 and 31.2

7.   We note that you omitted the language in introduction to paragraph 4 of the
        Sarbanes-Oxley Section 302 certification that refers to internal control over
        financial reporting. Please file an amendment to the Form 10-K that includes
        corrected certifications exactly as specified in Item 601(b)(31)(i) of Regulation S-
        K.

Form 10-Q for the quarterly period ended March 31, 2010

Item 1. Financial Statements

Note 5. Subsequent Events, page 9

8.   You disclose that you issued 40 million preferred shares to related party creditors
        in payment of $40,000 of borrowings. Please tell us how you measured the fair
        value of the preferred shares and how you accounted the exchange of debt for
        shares. Describe the basis in the FASB Codification for the accounting applied.
        As a related matter, please also describe the related party relationships involved.

9.   Please tell us whether you have filed a certificate of designation describing the
        terms and provisions of the preferred shares. If you have not done so, please
        provide the appropriate exhibit under Item 601 of Regulation S-K.

Item 4T. Controls and Procedures, page 11

10.   We reference the disclosure that you conducted an assessment of internal control
        over financial reporting as of March 31, 2010. As a smaller reporting company,
        under Item 4T of Form 10-Q you are only required to furnish the information
        required by Items 307 and 308T(b) of Regulation S-K. In this regard, management's
        assessment of the effectiveness of internal control over financial reporting is provided
        on an annual basis in your Form 10-K, as set forth in Item 308T(a) of Regulation S-
        K. Please tell us why management's assessment of the effectiveness of internal
        control over financial reporting was provided for the interim period and clarify
        whether an assessment under Item 308T(a) of Regulation S-K was actually performed
        as of March 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.
Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief